UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                       COMMISSION FILE NUMBER 0-14047
                         CUSIP NUMBER    300576105


(Check One):   [  ] Form 10-K    [_] Form 11-K    [_] Form 20-F
               [X]  Form 10-Q    [_] Form N-SAR

For Period Ended:  March 31, 2003

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

___________________________________________________________________________
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
___________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________


PART I - REGISTRANT INFORMATION

eWorldMedia Holdings, Inc.
---------------------------------------------------------------------------
Full name of registrant

Tropical Leisure Resorts, Inc.
---------------------------------------------------------------------------
Former name if applicable

620 Newport Center Drive, 11th Floor
---------------------------------------------------------------------------
Address of principal executive office (Street and number)

Newport Beach, CA 92660
---------------------------------------------------------------------------
City, state and zip code


                      PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [ X ]


The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(a) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(b) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has completed its financial statements for the three months ended March 31, 2003, but due to time constraints, the registrant was unable to deliver such financial statements, together with the discussion and analysis of management, to its auditors and the board with sufficient time to allow the board and its accountants to review the information and provide for timely filing of the registrant's Form 10-QSB. The Company intends to file the prescribed report within the allowed extension period.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Allen Kimble              (949)           718-0999
---------------------------------------------------------------------------
 (Name)             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its Form 10-QSB for the three months ended March 31, 2003, eWorldMedia Holdings, Inc. will report net revenues of approximately $65 thousand and a net loss of approximately $470 thousand or ($0.02) per diluted share as compared to combined net revenues of $297 thousand and net loss of $213 thousand or ($0.02) per diluted share for the three months ended March 31, 2002.

                         eWorldMedia Holdings, Inc.
---------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 14, 2003             By /s/ Allen Kimble
    --------------            -------------------------------------------
                              Allen Kimble, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION
                                 ----------
 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001)